Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MIX TELEMATICS AND BY DIRECTORS OF MAJOR SUBSIDIARIES OF MIX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by a director of MiX Telematics and by directors of major subsidiaries of MiX Telematics:

Name of director:	Charles Tasker
Transaction date:	14 March 2016
Class of securities:	Ordinary shares
Number of securities:	30 500
Price per security:	R2.49
Total value:	R75 945.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Charles Tasker
Transaction date:	15 March 2016
Class of securities:	Ordinary shares
Number of securities:	504 338
Highest traded price per security:*	R2.49
Weighted average price per security:	R2.35160
Lowest traded price per security:*	R2.26
Total value:	R1 186 001.24
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Charles Tasker
Transaction date:	16 March 2016
Class of securities:	Ordinary shares
Number of securities:	475 328
Highest traded price per security:*	R2.40
Weighted average price per security:	R2.35030
Lowest traded price per security:*	R2.35
Total value:	R1 117 163.40
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Rory McWilliams
Name of subsidiary company:	MiX Telematics International Proprietary Limited
Transaction date:	17 March 2016
Class of securities:	Ordinary shares
Number of securities:	180 000
Price per security:	R2.30
Total value:	R414 000.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Gert Pretorius
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited and MiX Telematics Investments Proprietary Limited
Transaction date:	17 March 2016
Class of securities:	Ordinary shares
Number of securities:	90 218
Price per security:	R2.30
Total value:	R207 501.40
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes
*Highest and lowest traded prices per security on the market on the day.

18 March 2016

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